UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
August 4, 2008

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

MinnErgy, LLC

File No. 333-142928 - CF# 22187

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MinnErgy, LLC submitted an application under Rule 406 requesting an extension of a previous grant of confidential treatment for information it excluded from an Exhibit to a Form SB-2 registration statement filed on May 14, 2007, as amended.

Based on representations by MinnErgy, LLC that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.22   through May 23, 2009

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Patti J. Dennis
Chief, Office of Disclosure Support